UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

FX Real Estate and Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

302709-100

(CUSIP Number)

Edward T. Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302709-100		Page 2 of 7

SCHEDULE 13D

CUSIP No. 302709-100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,739,542*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 6,739,542*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,739,542*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of FX Real Estate and Entertainment Inc. (the “Company”) held by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of May 13, 2008, Mr. Huff was deemed to beneficially own 6,739,542 shares of common stock of the Company, $0.01 par value per share (the “Shares”), or approximately 13.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No. 302709-100	Page 3 of 7

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Shares”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 650 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background.

The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises sole voting and investment discretion for and on behalf of The Huff Alternative Fund, L.P. (“Huff Alternative”) and one of its affiliated limited partnerships (together, the “Huff Entities”). Mr. Huff is principally engaged in the investment in securities of all kinds.

Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 13, 2008, the Huff Entities purchased 2,659,556 Shares for $10.00 per Share following the Company’s exercise of an option to require the Huff Entities to purchase a portion of any shares that remained unsold at the end of a rights offering by the Company (the “Backstop Transaction”). As part of the Backstop Transaction, Huff Alternative also purchased one share of the Company’s Non-Voting Designated Preferred Stock, $.01 par value per share (the “Preferred Stock”), for $1.00. These purchases were funded with funds held by the Huff Entities for the purpose of making investments in securities.

Prior to the Backstop Transaction, the Huff Entities owned 4,079,986 Shares. Such Shares were acquired in the following transactions:

CKX Distribution. On January 10, 2008, CKX, together with three distribution trusts created by CKX, distributed 19,743,349 Shares held by them to CKX’s stockholders of record on December 31, 2007 (the “CKX Distribution”) as described in the Company’s final prospectus dated December 31, 2007 to its effective Registration Statement on Form S-1 (Registration No. 333-145672), as filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2008 (the “Final Prospectus”). In the CKX Distribution, each CKX stockholder received two Shares for every ten shares of CKX common stock or preferred stock owned as of December 31, 2007, and the Huff Entities received a total of 2,802,442 Shares based on their ownership of shares of CKX.

Rights Offering. On January 10, 2008, the Company announced its intent to offer its stockholders, by means of a registered rights offering, rights to purchase one share of the Company’s common stock at a price of $10.00 per share for every two shares of Common Stock held as of March 6, 2008 (the “Rights Offering”). On April 1, 2008, the Huff Entities exercised certain rights they received in the Rights Offering and purchased 1,150,000 Shares for $10.00 per Share. This purchase was funded with funds held by the Huff Entities for the purpose of making investments in securities.

Open Market Purchases. Prior to May 13, 2008, the Huff Entities acquired 127,544 Shares in ordinary brokerage transactions. To the extent such purchases occurred during the 60 days on or prior to May 13, 2008, such purchases are described in further detail in Item 5 below. These purchases were funded with funds held by the Huff Entities for the purpose of making investments in securities.

Item 4.	Purpose of Transaction.

Huff Alternative, as the holder of the Preferred Stock, has the right to designate one member of the Board of Directors of the Company so long as the Huff Entities continue to hold 20% of the Shares acquired by them in the CKX Distribution, the Rights Offering and the Backstop Transaction. In addition, so long the Huff Entities continue to hold 15% of the Shares acquired by them in the CKX Distribution, the Rights Offering and the Backstop Transaction, Huff Alternative will have the option to designate an individual to observe, subject to certain limitations, any meetings of the

CUSIP No. 302709-100	Page 4 of 7

Company’s Board of Directors or any committee thereof. Huff Alternative appointed Bryan E. Bloom to the Company’s Board of Directors on May 14, 2008. Mr. Bloom serves as counsel to the Huff Entities.

The director appointed by Huff Alternative has the right to serve as a member of and be the chairman of any committee of the Company’s Board of Directors formed for the purpose of reviewing any related party transaction that is required to be disclosed pursuant to Item 404 of Regulation S-K, or any other transaction for the benefit of any director, officer or affiliate of the Company. The terms of the Preferred Stock restricts the Company from entering into any such related party transaction without forming such a committee. In a case where such director is disqualified from serving on such a committee because he is an interested party in the transaction, such director will instead have the right to observe the meetings of such committee.

All Shares acquired by the Huff Entities have been acquired for investment purposes. Except for the appointment of Mr. Bloom to the Board of Directors of the Company and the possible exercise by Huff Alternative of its observer rights, Mr. Huff has no present plans or proposals which relate to or would result in the occurrence of any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based upon the information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the SEC, 44,692,809 Shares were issued and outstanding as of May 12, 2008. Based upon the information contained in the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2008, the Company issued an additional 4,969,112 Shares in the Backstop Transaction, 2,659,556 of which were purchased by the Huff Entities. Mr. Huff possesses sole power to vote and direct the disposition of the Shares owned by the Huff Entities, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of May 13, 2008, Mr. Huff was deemed to beneficially own 6,739,542 Shares, or approximately 13.6% of the Shares deemed outstanding as of that date (assuming the outstanding number of Shares is 49,661,921 Shares), pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

During the 60 days on or prior to May 13, 2008, the Huff Entities purchased 2,659,556 Shares in the Backstop Transaction and 1,150,000 Shares in the Rights Offering, in each case as described in greater detail in Item 3 above, which descriptions are incorporated by reference into this Item 5. In addition, the Huff Entities made certain open market purchases of Shares during this period. The trading dates, number of Shares purchased and price per Share for all purchases of Shares in the open market by the Huff Entities during the 60 days on or prior to May 13, 2008 are set forth in the following table.

Date of Purchase	Number of Shares	Price Per Share	Type of Transaction
March 13	400	$5.31	Brokerage
March 14	300	$5.45	Brokerage
March 17	350	$5.35	Brokerage
March 18	1,650	$5.13	Brokerage
March 19	850	$5.39	Brokerage
March 20	3,000	$5.76	Brokerage
March 24	100	$6.33	Brokerage
March 25	400	$6.03	Brokerage
March 26	900	$6.03	Brokerage
March 27	300	$6.11	Brokerage
March 28	200	$6.26	Brokerage
March 31	500	$6.01	Brokerage
April 2	650	$6.01	Brokerage
April 3	330	$5.98	Brokerage
April 4	1,500	$5.84	Brokerage
April 7	600	$5.54	Brokerage

CUSIP No. 302709-100	Page 5 of 7

April 8	1,000	$5.49	Brokerage
April 9	1,100	$5.25	Brokerage
April 10	1,500	$5.30	Brokerage
April 11	1,800	$5.15	Brokerage
April 14	700	$5.23	Brokerage
April 15	4,500	$5.30	Brokerage
April 16	2,000	$5.31	Brokerage
April 17	1,300	$5.24	Brokerage
April 18	3,600	$5.22	Brokerage
April 21	1,000	$5.04	Brokerage
April 22	2,400	$4.81	Brokerage
April 23	700	$4.98	Brokerage
April 24	5,000	$5.12	Brokerage
April 25	1,000	$5.04	Brokerage
April 28	1,200	$5.16	Brokerage
April 29	3,600	$4.95	Brokerage
April 30	6,000	$4.97	Brokerage
May 1	5,900	$4.95	Brokerage
May 2	6,400	$4.93	Brokerage

During the 60 days on or prior to May 13, 2008, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

On January 9, 2008, the Company and the Huff Entities entered into an investment agreement (as amended by the First Amendment to the Huff Investment Agreement, dated as of March 31, 2008, and the Second Amendment to the Huff Investment Agreement, dated as of May 13, 2008, the “Huff Investment Agreement”). Pursuant to the terms of the Huff Investment Agreement, the Huff Entities were obligated, at the option of the Company, to purchase (i) the first $15 million of shares (1.5 million shares at $10 per share) that were not subscribed for in the Rights Offering, if any, minus the number of shares acquired by the Huff Entities in the Rights Offering, and (ii) 50% of any other unsubscribed shares, up to a total investment of $40 million minus the amount of Shares purchased by the Huff Entities in the Rights Offering; provided, however, that the Huff Entities were not obligated to purchase the Shares described in the preceding clause (ii) in the event that Robert F.X. Sillerman, the Chairman and Chief Executive Officer and largest shareholder of the Company (“Sillerman”), did not purchase an equal number of shares for $10.00 per share pursuant to an investment agreement between the Company and Sillerman. The Huff Investment Agreement also provided for Huff Alternative to purchase the Preferred Stock. The Company exercised its rights under the Huff Investment Agreement, and the Backstop Transaction and purchase of the Preferred Stock were effected as a result thereof. The foregoing description of the Huff Investment Agreement is qualified in its entirety by the complete text of the Huff Investment Agreement filed herewith as Exhibits 99.1, 99.2 and 99.3.

By virtue of its ownership of the Preferred Stock, Huff Alternative is entitled to the rights set forth in the Certificate of Designation of Non-Voting Designated Preferred Stock filed by the Company with the Delaware Secretary of State to create the Preferred Stock (the “Certificate of Designations”). If the Huff Entities cease to hold at least 15% of the Shares acquired by the Huff Entities in the CKX Distribution, the Rights Offering and the Backstop Transaction, the

CUSIP No. 302709-100	Page 6 of 7

Company will be entitled to cause the Preferred Stock to be converted into one Share, as adjusted pursuant to customary anti-dilution adjustments. The foregoing description of the Certificate of Designations (including the description of Huff Alternative’s rights as described in Item 4 above) is qualified in its entirety by the complete text of the Certificate of Designations filed herewith as Exhibit 99.4.

On May 13, 2008, the Company and the Huff Entities entered into a registration rights agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Huff Entities may request that the Company register all of the Huff Entities’ Shares acquired in the CKX Distribution, the Rights Offering or the Backstop Transaction. Upon the receipt of such a request, the Company must use commercially reasonable efforts to register such Shares no earlier than July 17, 2008, but no later than the later of August 16, 2008 or 30 days after such request. The Huff Entities are also entitled to shelf registration rights once the Company is entitled to file registration statements with the SEC on Form S-3 and piggyback registration rights. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the complete text of the Registration Rights Agreement filed herewith as Exhibit 99.5.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Investment Agreement by and between FX Real Estate and Entertainment Inc., The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., dated as of January 9, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 10, 2008).

99.2	First Amendment dated as of March 31, 2008 to Investment Agreement by and between FX Real Estate and Entertainment Inc., The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., dated as of January 9, 2008 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 1, 2008).

99.3	Second Amendment dated as of May 13, 2008 to Investment Agreement by and between FX Real Estate and Entertainment Inc., The Huff Alternative Fund, L.P. and The Huff Alternative Parallel Fund, L.P., dated as of January 9, 2008.*

99.4	FX Real Estate and Entertainment Inc. Certificate of Designation of Non-Voting Designated Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

99.5	Registration Rights Agreement dated as of May 13, 2008 by and among FX Real Estate and Entertainment Inc. and each of the investors listed on Schedule 1 attached thereto.*

99.6	Power of Attorney for William R. Huff (incorporated herein by reference as Exhibit 24.1 to the Form 4/A filed by William R. Huff on February 24, 2007.

*	Filed herewith.

CUSIP No. 302709-100	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008	Edward T. Dartley

/s/ Edward T. Dartley
	By:	Edward T. Dartley, Attorney-in-Fact for William R. Huff, on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).